Filed Pursuant to Rule 253(g)(2)
File No. 024-11163

FUNDRISE BALANCED EREIT II, LLC

SUPPLEMENT NO. 13 DATED December 20, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated August 23, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

The Mason Vero Beach Controlled Subsidiary - Vero Beach, FL

On December 14, 2021, we directly acquired ownership of a “majority-owned subsidiary”, WP VeroBch MF-FL Holdings, LLC (the “Mason Vero Beach Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of approximately $600,000, which is the initial stated value of our equity interest in a new investment round in the Mason Vero Beach Controlled Subsidiary (the “Mason Vero Beach Balanced eREIT II Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Mason Vero Beach Controlled Subsidiary, for a purchase price of approximately $5,400,000 (the “Mason Vero Beach Interval Fund Investment” and, together with the Mason Vero Beach Balanced eREIT II Investment, the “Mason Vero Beach Investment''). The Mason Vero Beach Investment is expected to total $6,000,000. The Mason Vero Beach Controlled Subsidiary is expected to use the proceeds from the Mason Vero Beach Investment to construct a 175-unit multifamily property totaling approximately 155,000 square feet of rentable area located at 7590 20th St, Vero Beach, FL 32966 (the “Mason Vero Beach Property”).

The Mason Vero Beach Controlled Subsidiary is managed by Waypoint Residential (“Waypoint”). Waypoint is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. Waypoint is comprised of more than 60 professionals in six offices with senior management averaging over 25 years of real estate investment and management experience throughout the U.S.

Pursuant to the agreements governing the Mason Vero Beach Investment, our consent is required for all major decisions regarding the Mason Vero Beach Property. In addition, we are entitled to receive a preferred economic return of 11.0% per annum on the Mason Vero Beach Investment, which will accrue until December 31, 2024 (the “Mason Vero Beach Redemption Date”). The Mason Vero Beach Controlled Subsidiary has the ability to extend the Mason Vero Beach Redemption Date with one 18-month extension, subject to certain conditions. The Mason Vero Beach Controlled Subsidiary may redeem the Mason Vero Beach Investment in whole or in part without penalty at any point during the term of the Mason Vero Beach Investment. In addition, an affiliate of our Manager earned an origination fee of approximately 1.50% of the Mason Vero Beach Investment.

Simultaneous with the closing of the Mason Vero Beach Initial Investment, senior financing was obtained through a $21,427,000 secured loan from First Horizon (the “Mason Vero Beach Senior Loan”). The Mason Vero Beach Senior Loan features a 3-year term floating rate loan with full term interest only and a rate of LIBOR + 275 bps.

The Mason Vero Beach Property is located on an approximately 22-acre land plot. Upon development completion, the Mason Vero Beach Property is expected to contain five, three-story wood-frame buildings with surface parking and detached garages. The units are divided between one-bedroom, two-bedroom and three-bedroom units. The community amenities will include package lockers, clubhouse with social areas, e-lounge, and coffee bar, fitness center with yoga/spin room, grill area and fire pit, pool, clubhouse, and detached garage parking.